Exhibit 23.2

Consent of Independent Auditors

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and the related Prospectus of Talos Energy Inc. for the registration of common stock and preferred stock and to the incorporation by reference therein of our report dated April 18, 2024, with respect to the consolidated financial statements of QuarterNorth Energy Inc. as of and for the years ended December 31, 2023 and 2022, included in Talos Energy Inc.’s Current Report on Form 8-K/A dated May 3, 2024, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Houston, Texas

May 22, 2025